12 August 2002

02 AUG 20 AM 10:50

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02049583

旺旺

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Term Loan Facility Agreement

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

dlw 9/4

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 71 OF 08.08.2002
Announcement No. 80

WANT WANT HOLDINGS LTD

Term Loan Facility Agreement

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that Wingate Overseas Holdings Ltd (the "Borrower") (a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands with an authorised share capital of US$50,000) has today entered into a 3-year US$50 million (the "Facility") term loan facility agreement (the "Facility Agreement") with a syndicate of banks and financial institutions (the "Lenders") arranged by The Development Bank of Singapore Limited, Shanghai branch (the "Arranger"). The Facility may be drawn on by the Borrower in one or more drawings on any business day during the period of 12 months after the date of the Facility Agreement.

Pursuant to the Facility Agreement, amongst other things:-

(i) the Company has unconditionally and irrevocably guaranteed to the Lenders, the Arranger and The Development Bank of Singapore Limited as the facility agent and the security agent under the Facility Agreement (collectively called the "Secured Parties"), the indebtedness of the Borrower under the Facility Agreement; and

(ii) the Company (together with the Borrower) has undertaken to the Secured Parties that so long as all or any part of the Borrower's indebtedness under the Facility Agreement remains outstanding, the rights and claims of the Company in relation to all sums due from the Borrower to the Company will be subordinated to the sums payable by the Borrower under the Facility Agreement and the rights and claims of the Secured Parties under the same.

It is intended that the proceeds from the Facility be used for refinancing existing borrowings of the Company and its subsidiaries (the "Group") and for general working capital purposes of the Group.

The Facility is not expected to have a material effect on the net tangible assets per share and earnings per share of the Company and its subsidiaries for the current financial year ending 31 December 2002.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

By order of the Board

Adams Lin Feng I
8 August 2002
Singapore

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/08/02 to the SGX